SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

_______________________

BioLineRx Ltd.
(Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Further to its Current Report on Form 6-K dated April 5, 2012 the Registrant announces the following results of its Annual General Meeting of Shareholders which was held on May 15, 2012 at 11:00 a.m. (Israel time):

In respect of Proposal 1 – A majority of the shareholders who participated in the Meeting and voted either in person or by proxy, voted in favor of the election of Aharon Schwartz, Michael Anghel, Yakov Friedman and Raphael Hofstein as directors for the coming year, until the next general meeting of the Registrant’s shareholders.

In respect of Proposal 2 – A majority of the shareholders who participated in the Meeting and voted either in person or by proxy, voted in favor of the appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, as the independent public auditors of the Registrant for the year ending December 31, 2012 and authorizing the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services.

In respect of Proposal 3 – A majority of the shareholders who participated in the Meeting and voted either in person or by proxy, voted in favor of increasing the Company’s registered share capital and amending Article 4.1 of the Company’s Articles of Association.

In respect of Proposal 4 – A majority of the shareholders who participated in the Meeting and voted either in person or by proxy, voted in favor of the requested amendment to Article 6.1 of the Registrant’s Articles of Association related to execution of the Registrant’s share certificates.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: May 15, 2012